

Mail Stop 3720

April 12, 2017

Daniel N. Leib
Chief Executive Officer
Donnelley Financial Solutions, Inc.
35 West Wacker Drive
Chicago, Illinois 60601

      Re: Donnelley Financial Solutions, Inc.
              Registration Statement on Form S-1
              Filed March 24, 2017
              File No. 333-216933

Dear Mr. Leib:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

1.   We note that the structure of this offering involves the transfer of shares from R.R. Donnelley & Sons to creditors of the company for the purpose of satisfying certain debt obligations, followed by the sale of those shares through an underwriter who will acquire the shares directly from the creditors and "act" as the selling stockholder. Please explain the purpose of structuring the transaction as a debt-for-equity exchange in this manner. Explain why R.R. Donnelley & Sons' shares are not being offered directly through an underwriter with the proceeds of such an offering being used to satisfy the company's debt obligations. Confirm that any creditors who are selling stockholders will be identified as selling stockholders after effectiveness pursuant to Rule 430B.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Robert W. Downes, Esq.
        Sullivan & Cromwell LLP